

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 12, 2011

THE DIXIE GROUP

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On May 12, 2011, The Dixie Group, Inc. issued a press release reporting results for the first quarter ended April 2, 2011.

Item 9.01.   **Financial Statements and Exhibits.**

    (c)   Exhibits

        (99.1)   Press Release, dated May 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2011   **THE DIXIE GROUP, INC.**

/s/ Jon A. Faulkner

Jon A. Faulkner

Chief Financial Officer

Exhibit 99.1



CONTACT: Jon Faulkner
                Chief Financial Officer
                706-876-5814
                jon.faulkner@dixiegroup.com

THE DIXIE GROUP REPORTS FIRST QUARTER 2011 RESULTS

CHATTANOOGA, Tenn. (May 12, 2011) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the first quarter ended April 2, 2011. In the first quarter of 2011, the Company had sales of $65,954,000 and income from continuing operations of $644,000, or $0.05 per diluted share, compared with a loss from continuing operations of $2,459,000, or $0.20 per diluted share for the first quarter of 2010. The sales increase of 30.7% for the fiscal first quarter of 2011 as compared with the first quarter of 2010, equated to a 21.4% increase when adjusting for the 14-week period this year versus the 13-week period last year. Excluding items related to facility consolidations and one-time expenses, as detailed on the enclosed schedule, non-GAAP adjusted operating income from continuing operations was $1,801,000 for the first quarter of 2011, compared with a non-GAAP adjusted operating loss from continuing operations of $2,075,000 for the first quarter of 2010 or an improvement of $3,876,000 versus the same quarter in the prior year.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "Dixie had a year-over-year carpet sales improvement; adjusted for a 14-week versus 13-week fiscal period last year, of 21.5% as compared with the industry wide growth of 2.3%. In contrast to our growth in all sectors of the market, the industry, for the first quarter of 2011 like the second half of 2010, saw improvement in the commercial sector while showing poor results for the residential sector. Dixie's first quarter residential carpet sales reflected a 22.5% year-over-year increase when adjusted for the number of weeks, while industry sales of residential carpet declined 1.4% compared with the year-earlier first quarter. The residential carpet industry was adversely affected by lower sales of new and existing residential housing units, difficult credit conditions and poor weather early in the quarter. Our commercial carpet business grew 18.6% on an adjusted basis, largely due to significantly higher modular carpet tile sales, and well ahead of the industry's 7.7% commercial carpet sales growth.

"Our continued investment in new products during the economic downturn, we believe, has positioned us to continue to outperform the industry and, as shown by our sales growth, exceed the industry these past 5 quarters. Wool carpet collections by Masland and Fabrica continued the growth trend we have experienced since they were introduced. Our Stainmaster® products continue to perform well, at all of our price points from mass merchant through upper end retail and designer channels of distribution. The growth of our commercial carpet business reflects the success of our modular carpet tile products as well as continued growth in our commercial end user markets.

"The first quarter typically is the slowest and most difficult quarter for our business. Due to the severe weather conditions in January, the quarter started slowly but business markedly improved as the quarter progressed. The slow start to the quarter, together with a mix change towards larger volume customers during the same period put pressure on our margins. However, the higher than anticipated volumes helped us leverage costs as our gross profit improved 0.6% compared with the same period a year ago. Our selling and administrative expenses, as a percentage of net sales, dropped 5.2 percentage points to 23.3% for the quarter as compared with the prior year. The industry and Dixie implemented price increases due to higher raw-material costs in the period. This increase was fully effective by the end of the quarter. In addition, a second price increase was implemented in April; the effect of the increase should be largely completed by the end of the second quarter.

"Inventory turns improved 12% compared with first quarter of 2010. Capital expenditures were $1,101,000, while depreciation and amortization was $2,519,000 for the period. Total debt increased $3,044,000 during the first quarter, primarily due to higher levels of inventories and receivables required to support the higher level of sales. Availability under our credit lines was $10.1 million at quarter end and is $12.4 million as of May 11, 2011.

"Although severe weakness in the housing industry and tough credit conditions will likely persist throughout this year, we expect improved sales volumes during the second quarter as a result of the normal seasonality of the carpet industry and the strength of our business. We believe that conditions in the residential portion of our industry face challenges with higher gasoline prices and a negative consumer sentiment. In addition, the rate of growth of commercial carpet sales for the industry is uncertain due to the high dependence on the refurbishment of existing commercial space. However, we anticipate our sales to continue to outpace those of the carpet industry as a whole, due to the performance of our commercial business and the continued success of our new residential products," Frierson concluded.

The Company's loss from discontinued operations was $21,000, or $0.00 per diluted share, for the first quarter of 2011, compared with a loss from discontinued operations of $70,000, or $0.00 per diluted share, for the prior year. Including discontinued operations, the Company reported a net income of $623,000, or $0.05 per diluted share, for the first quarter of 2011 compared with a net loss of $2,529,000, or $0.20 per diluted share, for the year-earlier period.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's website or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on May 12, 2011. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 312-1507 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 9354698 when prompted for the access code. For further information, please see updated investor presentation at www.thedixiegroup.com and click on the Investor Relations tab; file is listed under Overview - Featured Reports.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home, Masland Contract and Whitespace brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended	
	April 2, 2011	March 27, 2010
NET SALES	$ 65,954	$ 50,454
Cost of sales	49,384	38,101
GROSS PROFIT	16,570	12,353
Selling and administrative expenses	15,393	14,358
Other operating income	(574)	(59)
Other operating expense	83	129
Facility consolidation and severance expenses	—	211
OPERATING INCOME (LOSS)	1,668	(2,286)
Interest expense	932	1,235
Other income	(24)	(11)
Other expense	7	9
Income (loss) from continuing operations before taxes	753	(3,519)
Income tax provision (benefit)	109	(1,060)
Income (loss) from continuing operations	644	(2,459)
Loss from discontinued operations, net of tax	(21)	(70)
NET INCOME (LOSS)	$ 623	$ (2,529)
BASIC EARNINGS (LOSS) PER SHARE:		
Continuing operations	$ 0.05	$ (0.20)
Discontinued operations	—	—
Net income (loss)	$ 0.05	$ (0.20)
DILUTED EARNINGS (LOSS) PER SHARE:		
Continuing operations	$ 0.05	$ (0.20)
Discontinued operations	—	—
Net income (loss)	$ 0.05	$ (0.20)
Weighted-average shares outstanding:		
Basic	12,856	12,496
Diluted	12,902	12,496

THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

		April 2, 2011		December 25, 2010
ASSETS		*(Unaudited)*		
Current Assets				
Cash and cash equivalents	$	281	$	244
Receivables, net		29,881		28,550
Inventories		66,750		58,289
Other		8,296		6,943
Total Current Assets		105,208		94,026
Net Property, Plant and Equipment		68,878		70,246
Other Assets		14,101		13,830
TOTAL ASSETS	$	188,187	$	178,102
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	37,061	$	30,385
Current portion of long-term debt		6,541		7,145
Total Current Liabilities		43,602		37,530
Long-Term Debt				
Senior indebtedness		51,562		47,876
Capital lease obligations		494		532
Convertible subordinated debentures		9,662		9,662
Deferred Income Taxes		4,578		4,759
Other Liabilities		14,601		15,313
Stockholders' Equity		63,688		62,430
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	188,187	$	178,102

Use of Non-GAAP Financial Information:
(in thousands)

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The first quarter of 2011 contained 14 operating weeks compared with 13 operating weeks in first quarter of 2010. Percentage changes in net sales have been adjusted to reflect the comparable number of weeks in the reporting periods.

The Company defines Adjusted Operating Income (Loss) as Operating Income (Loss) plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one-time items so defined.

	Three Months Ended	
	April 2, 2011	March 27, 2010
Net Sales Adjusted:		
Weeks in period	14	13
Net sales as reported	$ 65,954	$ 50,454
Adjustment for weeks	(4,711)	—
Non-GAAP net sales as adjusted	$ 61,243	$ 50,454
Reconciliation of Operating Income (Loss):		
Operating income (loss)	$ 1,668	$ (2,286)
Facility consolidation and severance expenses	—	211
Insurance gain - non-taxable	(492)	—
Workers' compensation retention	625	—
Non-GAAP Adjusted Operating Income (Loss)	$ 1,801	$ (2,075)

Further non-GAAP reconciliation data, including Non-GAAP Adjusted EBIT and EBITDA are available at www.thedixiegroup.com under the Investor Relations section.

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